UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: Anna Spinelli new Chief Procurement & Real Estate Officer

Rome, 4 September 2018

TIM announces that Anna Spinelli joins the Group as Chief Procurement & Real Estate Officer.

Reporting directly to CEO Amos Genish, Anna Spinelli will be responsible for ensuring vendor assessment activities and management of the acquisition process at Group level, monitoring products and services purchasing markets and the management of material flows by defining stock targets, regular procurement and overseeing handling, aiming at overall optimisation of requirements and of economic and financial operating profits.

The Procurement Department also safeguards the optimisation and development of the Group’s property assets by providing property, agency, big site management, planning, construction, use and maintenance activities.

Anna Spinelli has extensive experience in this area covering positions of responsibility for major international and national companies such as FIAT, BMW, General Motors and more recently the Philips Group.

Anna Spinelli does not hold any company shares.

CV attached.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investor_relations

Anna Spinelli

Born in Udine in 1973, Anna has pursued her career on the growing managerial roles of some of the major international companies such as Fiat, General Motors, BMW and Philips.

With a degree in management engineering from the University of Udine in 2000, Anna has started working – during her studies – at Cubenet srl, a local internet service provider, taking care of administration, public relations and marketing.

After a period of studies in London, in 2001 she has been called by FIAT to work at first in a Mirafiori plant as production line manager in the Powertrain division (joint venture with General Motors), afterwards offered a role in sales at Arese (MI), then in the procurement office as senior buyer for electrical components in Turin, and lastly supporting the launch of Alfa Romeo 159 as Assembly Line manager at Pomigliano d’Arco (NA).

From 2005 to 2010 she has been at first in the Frankfurt area working for Opel as European Purchasing Manager for electrical components and at last as Global Commodity Director for electrical and electronics in Detroit (USA) for all General Motors brands.

From 2010 to 2012 she has been at BMW in Munich (Germany) as Vice President, Purchasing and Supplier Network for Driving Dynamics. In October 2011, Automobilwoche – a German automotive magazine – has appointed Anna as one of the Top Ladies in the automotive industry.

In February 2013 Anna has moved to Amsterdam accepting a series of challenging roles in Philips, culminating with an appointment as Senior Vice President Procurement for Philips Lighting, company that she has left in August 2018 to join TIM S.p.A. as of September.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager